Shareholder Meeting Results
 (Unaudited)

May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

	Votes	Votes		Abstentions
	For	Against
	161,989,669	6,679,860		6,644,858

All tabulations rounded to the nearest whole number.